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                         U.S. SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

/X/ Form 10-K      / / Form 20-F      / / Form 11-K      / / Form 10-Q
/ /Form N-SAR

For the Period Ended March 31, 1999.

       /  / Transition Report on Form 10-K
       /  / Transition Report on Form 20-F
       /  / Transition Report on Form 11-K
       /  / Transition Report on Form 10-Q
       /  / Transition Report on Form N-SAR

For the Transition Period Ended
                                ------------------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                              PART I -- REGISTRANT INFORMATION

Full Name of Registrant:            BISHOP EQUITIES, INC.

Address of Principal                7825 Fay Avenue, Suite 200
Executive Office:                   LaJolla, California 92037

                              PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) [Section 23,047], the following should be completed.
(Check box if appropriate)

     /X/    (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

     /X/    (b)  (i) The subject annual report, semi-annual report,
transition report on Form 10-K, Form 10-KSB, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or

     / /        (ii) The subject quarterly report or transition report on
Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

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     / /    (c)  The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

                          PART III -- NARRATIVE

      The Company is in the process of completing consolidated financial statements to be filed to reflect a reorganization consummated in March 1999 along with the financials for the year ended March 31, 1999, and management believes that these financial statements will be completed after June 29, 1999, but on or before July 6, 1999.

                        PART IV -- OTHER INFORMATION

          (1) Name and address of person to contact in regard to this notification:

              Bruce H. Haglund, Esq.
              2 Park Plaza, Suite 450
              Irvine, California 92614
              Telephone: (949) 752-1100

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                 /X/ Yes  / / No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                 / / Yes  /X/ No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          BISHOP EQUITIES, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    6/29/99          By /s/ James A. Joyce
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                           James A. Joyce, Chairman, Secretary and Director